                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)
                                  PRO-FORMA(a)

                                                                         For the year
                                          For the three months               ended
                                             ended March 31               December 31
                                     ------------------------------      ------------
                                         2000              2001              2000
                                     ------------      ------------      ------------
                                              (UnAudited)                 (UnAudited)
                                     ------------------------------      ------------
Revenues                             $      3,198      $     12,585      $     29,197
Cost of revenues                            1,879             7,039            16,605
                                     ------------      ------------      ------------
   Gross profit (loss)                      1,319             5,546            12,592
                                     ------------      ------------      ------------
Operating expenses
 Research and development                   1,600             4,374             9,904

 Less: participation by the
  Chief Scientist of the
  Government of Israel                        630               902             2,211
                                     ------------      ------------      ------------
 Research and development, net                970             3,472             7,693
                                     ------------      ------------      ------------

 Marketing and selling                      1,194             3,918             8,790
 General and administrative                   276               941             1,926
                                     ------------      ------------      ------------

   Total operating expenses                 2,440             8,331            18,409
                                     ------------      ------------      ------------
Operating loss                             (1,121)           (2,785)           (5,817)

Financing income (expenses), net              (45)              844             2,470
                                     ------------      ------------      ------------
   Net loss                          $     (1,166)     $     (1,941)     $     (3,347)
                                     ============      ============      ============
Net loss attributable to
 ordinary shareholders                     (1,166)           (1,941)           (3,347)
                                     ============      ============      ============
Basic and diluted net loss
 per ordinary share                  $      (0.22)     $      (0.09)     $      (0.29)
                                     ============      ============      ============
Weighted average number of
 ordinary shares outstanding            5,240,750        20,657,432        11,501,722
                                     ============      ============      ============

(a) Pro-forma Financial Presentation

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses, and exclude the effect of a non-cash dividend related to convertible preferred shares in 2000. In addition, the pro-forma results for the first quarter of 2001 exclude one-time charges of $2.6 million for doubtful debt presented in general and administrative expenses, and $11.05 million for an inventory write-down presented in cost of revenues.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)


                                                      For the                 For the year
                                                   three months                   ended
                                                  ended March 31               December 31
                                          -------------------------------     -------------
                                              2000              2001              2000
                                          ------------      ------------      ------------
                                                    (Unaudited)                 (Audited)
                                          -------------------------------     -------------
Revenues                                  $      3,198      $     12,585      $     29,197
Cost of revenues                                 1,879            18,089            16,605
                                          ------------      ------------      ------------
   Gross profit (loss) before
    non cash Compensation expense                1,319            (5,504)           12,592
Non cash compensation expense                       96               130               603
                                          ------------      ------------      ------------
Gross profit (loss)                              1,223            (5,634)           11,989
                                          ------------      ------------      ------------
Operating expenses
Research and development, net of
 non cash compensation expense
 of $606, $741, $3,408                           1,600             4,374             9,904

Less: participation by the
 Chief Scientist of the
 Government of Israel                              630               902             2,211
                                          ------------      ------------      ------------
Research and development, net                      970             3,472             7,693
                                          ------------      ------------      ------------
Marketing and selling, net of
 non cash compensation expense
 of $691, $633, $3,085                           1,194             3,918             8,790
General and administrative, net of
 non cash compensation expense
 of $425, $563, $2,433                             276             3,573             1,926

Amortization of deferred compensation            1,722             1,937             8,926
                                          ------------      ------------      ------------
Total operating expenses                         4,162            12,900            27,335
                                          ------------      ------------      ------------
Operating loss                                  (2,939)          (18,534)          (15,346)

Financing income (expenses), net                   (45)              844             2,470
                                          ------------      ------------      ------------
Net loss                                        (2,984)          (17,690)          (12,876)
                                          ------------      ------------      ------------


Dividend related to convertible
 preferred shares                                   --                --           (22,328)
                                          ------------      ------------      ------------


Net loss attributable to
 ordinary shareholders                    $     (2,984)     $    (17,690)     $    (35,204)
                                          ============      ============      ============
Basic and diluted net loss
 per ordinary share                       $      (0.57)     $      (0.86)     $      (3.06)
                                          ============      ============      ============
Weighted average number of
 ordinary shares outstanding                 5,240,750        20,657,432        11,501,722
                                          ============      ============      ============

                                 BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                                      March 31       December 31
                                                        2001             2000
                                                     (Unaudited)      (Audited)
                                                     -----------      ----------
Current assets
 Cash and cash equivalents                            $  35,090       $  70,064
 Short-term deposits                                     22,231          10,256
 Short-term investments                                   9,831              --
 Trade receivables, net                                   9,108          12,705
 Other receivables                                        6,591           5,300
 Inventories                                             21,581          22,190
                                                      ---------       ---------
   Total current assets                                 104,432         120,515
                                                      ---------       ---------
Property and equipment
 Cost                                                    11,027           8,469
 Less - accumulated depreciation                          1,918           1,455

                                                          9,109           7,014
                                                      ---------       ---------

Deposits with insurance companies                           609             521
                                                      ---------       ---------
   Total assets                                       $ 114,150       $ 128,050
                                                      =========       =========
Current liabilities
 Trade payables                                       $  13,833       $  12,463
 Other payables and accrued expenses                      3,703           3,494
                                                      ---------       ---------
   Total current liabilities                             17,536          15,957
                                                      ---------       ---------
Long-term liabilities
 Accrued severance pay                                    1,203           1,025
                                                      ---------       ---------
   Total long-term liabilities                            1,203           1,025
                                                      ---------       ---------
   Total liabilities                                     18,739          16,982
                                                      ---------       ---------




Commitments

Shareholders' equity
 Share capital
  Ordinary shares of NIS 0.01 par value:
   Authorized - as of December 31, 2000 and
   March 31, 2001
    40,000,000 shares; issued and
     outstanding as of December 31, 2000
     and March 31, 2001 20,517,521 and
     20,832,321 shares, respectively                         53              52
  Additional paid-in capital                            170,195         170,348
  Deferred compensation                                 (10,046)        (12,231)
  Accumulated deficit                                   (64,791)        (47,101)
                                                      ---------       ---------
 Total shareholders' equity                              95,411         111,068
                                                      ---------       ---------
 Total liabilities and shareholders' equity           $ 114,150       $ 128,050
                                                      =========       =========

    Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



    CONTACT: GAJ Services Inc.
             Linda Pitt, 859/291-1005
             lpitt@gajservices.com
             or
             Ceragon Networks Ltd. (Investors)
             Shimon Gal, 972-3-766-4295
             ir@ceragon.com
             or
             Ceragon Networks Ltd. (Media)
             Laura Yatim, 972-3-765-7560
             pr@ceragon.com